UNITED STATES                           OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION          OMB Number:   3235-0058
                    Washington, D.C. 20549
                                                      Estimated average burden
                     FORM  12b-25                          hours per response

              NOTIFICATION OF LATE FILING                    SEC FILE NUMBER

(CHECK ONE):                                                   33-5820-LA
                                                           -----------------
( )Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-QSB
 ( )Form N-SAR
                                                             CUSIP NUMBER
                                                              816632301
       For Period Ended:
       ( ) Transition Report on Form 10-K
       ( ) Transition Report on Form 20-F
       ( ) Transition Report on Form 11-K
       ( ) Transition Report on Form 10-QSB
       ( ) Transition Report in Form N-SAR
       For the Transition Period Ended:

   Read Instruction (on back page) Before preparing Form. Please Print or Type.
           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


                                   Semicon Tools, Inc.
Full Name of Registrant

                                          N/A
Former Name if Applicable

                                  554 North State Road
Address of Principal Executive Office (Street and Number)

                             Briarcliff Manor, New York  10510
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     ( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion of thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( ) (c) The  accountants'  statement  or  other  exhibit  required  by Rule
             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Due to pressing business matters, registrant encountered delays in gathering the financial and MDNA information necessary to prepare the Form 10-QSB in a timely manner.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

       Leonard J. Krieger, Jr., CPA          (908)            789-0011
                 (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                              (X) YES   ( ) NO



(3) If it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              ( ) YES   (X) NO

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                               Semicon Tools, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE         September 11, 1998            BY  /s/ Eugene J. Pian
    -----------------------------------      -----------------------------------
                                             Eugene J. Pian, President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

                 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)